                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Thornton,                        John                   L.
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   (Last)                           (First)             (Middle)
   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Ford Motor Company
   F(Common), F.PRB (Series B Pref.)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    March/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                   |            |            |                               |               |6.       |           |
                                   |            |            | 4.                            |5.             |Owner-   |           |
                                   |            |            | Securities Acquired (A) or    |Amount of      |ship     |           |
                                   |            | 3.         | Disposed of (D)               |Securities     |Form:    |7.         |
                                   |            | Transaction| (Instr. 3, 4 and 5)           |Beneficially   |Direct   |Nature of  |
                                   |2.          | Code       | ------------------------------|Owned at End   |(D) or   |Indirect   |
1.                                 |Transaction | (Instr. 8) |               | (A) |         |of Month       |Indirect |Beneficial |
Title of Security                  |Date        | -----------|     Amount    | or  |  Price  |(Instr. 3      |(I)      |Ownership  |
(Instr. 3)                         |(mm/dd/yy)  |  Code  | V |               | (D) |         |and 4)         |(Instr.4)|(Instr. 4) |
-----------------------------------------------------------------------------------------------------------------------------------|
                                   |            |        |   |               |     |          |               |         |          |
Common Stock                       |            |        |   |               |     |          | 12,288(01)    |    D    |          |
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                                   |            |        |   |               |     |          |               |         |          |
Common Stock                       |  03/02/00  |   S    |   |     1,200     | D   | $41.50   |               |    I    | 02,03    |
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                                   |            |        |   |               |     |          |               |         |          |
Common Stock                       |  03/03/00  |   P    |   |     1,200     | A   | $41.375  | -0-           |    I    | 02,03    |
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                                   |            |        |   |               |     |          |               |         |          |
Common Stock                       |            |        |   |               |     |          | 1.3213925     |    I    | 02,04    |
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                                   |            |        |   |               |     |          |               |         |          |
Common Stock                       |            |        |   |               |     |          | 3.6625911(05) |    I    | 02,05    |
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                                   |            |        |   |               |     |          |               |         |          |
Common Stock                       |            |        |   |               |     |          | 45.16(06)     |    I    | 02,06    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |       |        |       |               |                 |                       |        |9.       |10.    |      |
              |       |        |       |               |                 |                       |        |Number   |Owner- |      |
              |       |        |       |               |                 |                       |        |of       |ship   |      |
              |2.     |        |       |               |                 |                       |        |Deriv-   |of     |      |
              |Conver-|        |       | 5.            |                 |7.                     |        |ative    |Deriv- |11.   |
              |sion   |        |       | Number of     |                 |Title and Amount       |        |Secur-   |ative  |Nature|
              |or     |        |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur- |of    |
              |Exer-  |        |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:   |In-   |
              |cise   |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct |direct|
              |Price  |Trans-  |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or |Bene- |
1.            |of     |action  |Code   | of(D)         |(Month/Day/Year) |             |Amount   |ative   |at End   |In-    |ficial|
Title of      |Deriv- |Date    |(Instr | (Instr. 3,    |---------------- |             |or       |Secur-  |of       |direct |Owner-|
Derivative    |ative  |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)    |ship  |
Security      |Secur- |Day/    |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr |(Instr|
(Instr. 3)    |ity    |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)     |4)    |
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

Ford Stock    |       |        |     | |       |       |        |        |             |         |        |         |       |      |
Equivalents   |   07  |        |     | |       |       |   07   |  07    |Common Stock |  1,150  |        |  1,150  |   D   |      |
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Ford Stock    |       |        |     | |       |       |        |        |             |         |        |         |       |      |
Units         |   08  |        |     | |       |       |   08   |  08    |Common Stock |  7,578  |        |  7,578  |   D   |      |
====================================================================================================================================

Explanation of Responses:

01:  Includes shares acquired under a dividend reinvestment program.

02: The Reporting Person is a Director, President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("GS Group"). Goldman, Sachs & Co. ("Goldman Sachs") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

03: The securities reported herein as indirectly purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

04: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
1.3213925 shares of Common Stock, which are beneficially and directly owned by the GS-MSD Select Sponsors, L.P. (the "GS-MSD Fund"). Goldman Sachs is the investment manager of the GS-MSD Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the GS-MSD Fund. The 1.3213925 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represent GS Group's proportionate interest in the shares of the Issuer owned by the GS-MSD Fund.

05: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
3.6625911 shares of Common Stock, which are beneficially and directly owned by the Goldman Sachs 1998 Exchange Place Fund, L.P. (the "1998 Exchange Fund"). Goldman Sachs is the investment manager of the 1998 Exchange Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the 1998 Exchange Fund. The 3.6625911 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represent a change in GS Group's proportionate interest in the shares of the Issuer owned by the 1998 Exchange Fund.

06: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
45.16 shares of Common Stock, which are beneficially and directly owned by the Goldman Sachs 1997 Exchange Place Fund, L.P. (the "1997 Exchange Fund"). Goldman Sachs is the investment manager of the 1997 Exchange Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the 1997 Exchange Fund. The
45.16 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represent a change in GS Group's proportionate interest in the shares of the Issuer owned by the 1997 Exchange Fund.

07: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee Directors without payment by the Reporting Person. In general, 575 of these Ford Stock Equivalents will be converted and distributed to the Reporting Person, without payment, in shares of Common Stock on June 1 of each of the two years commencing 6/1/00.

08: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to the Reporting Person, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.



By:    s/ Roger S. Begelman                                  April 10, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.